Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Revenue
Premiums
Gross	$4,928	$4,741	$15,046	$14,530
Less: Ceded	559	1,025	1,717	3,327
Net premiums	4,369	3,716	13,329	11,203
Net investment income (loss):
Interest and other investment income	1,414	1,328	4,166	4,014
Fair value and foreign currency changes on assets and liabilities (Note 4)	(1,304)	(974)	(3,257)	993
Net gains (losses) on available-for-sale assets	19	41	96	154
Net investment income (loss)	129	395	1,005	5,161
Fee income (Note 8)	1,500	1,444	4,483	4,322
Total revenue	5,998	5,555	18,817	20,686

Benefits and expenses
Gross claims and benefits paid (Note 6)	3,908	3,607	11,884	11,463
Increase (decrease) in insurance contract liabilities (Note 6)	(942)	(727)	(1,329)	2,189
Decrease (increase) in reinsurance assets (Note 6)	234	498	189	798
Increase (decrease) in investment contract liabilities (Note 6)	(25)	9	(34)	40
Reinsurance expenses (recoveries) (Note 7)	(476)	(1,061)	(1,523)	(3,291)
Commissions	574	566	1,736	1,772
Net transfer to (from) segregated funds (Note 11)	(65)	(41)	(156)	(56)
Operating expenses	1,563	1,496	4,807	4,661
Premium taxes	93	94	280	279
Interest expense	73	55	226	222
Total benefits and expenses	4,937	4,496	16,080	18,077

Income (loss) before income taxes	1,061	1,059	2,737	2,609
Less: Income tax expense (benefit) (Note 9)	184	209	485	368

Total net income (loss)	877	850	2,252	2,241
Less: Net income (loss) attributable to participating policyholders (Note 10)	286	9	239	229

Shareholders’ net income (loss)	591	841	2,013	2,012
Less: Preferred shareholders’ dividends	24	24	71	70
Common shareholders’ net income (loss)	$567	$817	$1,942	$1,942

Average exchange rates during the reporting periods:

U.S. dollars	1.31	1.25	1.29	1.31

Earnings (loss) per share (Note 13)
Basic	$0.94	$1.33	$3.19	$3.17
Diluted	$0.93	$1.32	$3.18	$3.16

Dividends per common share	$0.475	$0.435	$1.405	$1.290

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2018	37

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Total net income (loss)	$877	$850	$2,252	$2,241
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	(315)	(471)	138	(890)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(76)	(49)	(302)	141
Reclassifications to net income (loss)	(12)	(30)	(69)	(91)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	(2)	8	2	(2)
Reclassifications to net income (loss)	–	(5)	(6)	(3)
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(72)	(33)	(96)	(55)
Total items that may be reclassified subsequently to income	(477)	(580)	(333)	(900)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	11	93	100	24
Revaluation surplus on transfer to investment properties (Note 4.F)	–	–	–	139
Total items that will not be reclassified subsequently to income	11	93	100	163
Total other comprehensive income (loss)	(466)	(487)	(233)	(737)
Total comprehensive income (loss)	411	363	2,019	1,504
Less: Participating policyholders’ comprehensive income (loss) (Note 10)	285	5	241	221
Shareholders’ comprehensive income (loss)	$126	$358	$1,778	$1,283

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses	$(56)	$–	$(56)	$–
Unrealized gains / losses on available-for-sale assets	18	15	56	(65)
Reclassifications to net income for available-for-sale assets	6	9	26	31
Unrealized gains / losses on cash flow hedges	–	(3)	(1)	–
Reclassifications to net income for cash flow hedges	–	2	2	1
Total items that may be reclassified subsequently to income	(32)	23	27	(33)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(5)	(33)	(29)	–
Revaluation surplus on transfer to investment properties (Note 4.F)	–	–	–	(33)
Total items that will not be reclassified subsequently to income	(5)	(33)	(29)	(33)
Total income tax benefit (expense) included in other comprehensive income (loss)	$(37)	$(10)	$(2)	$(66)

The attached notes form part of these Interim Consolidated Financial Statements.

38	Sun Life Financial Inc.	Third Quarter 2018	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		September 30, 2018	December 31, 2017
Assets
Cash, cash equivalents and short-term securities (Note 4)		$8,196	$8,890
Debt securities (Note 4)		71,076	72,619
Equity securities (Note 4)		4,961	6,020
Mortgages and loans		45,207	42,805
Derivative assets		1,185	1,478
Other invested assets (Note 4)		4,546	4,154
Policy loans		3,141	3,106
Investment properties (Note 4)		7,270	7,067
Invested assets		145,582	146,139
Other assets		4,817	4,408
Reinsurance assets (Note 6)		3,937	4,028
Deferred tax assets		1,122	1,295
Intangible assets		1,705	1,667
Goodwill		5,276	5,183
Total general fund assets		162,439	162,720
Investments for account of segregated fund holders (Note 11)		108,298	106,392
Total assets		$270,737	$269,112
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)		$117,480	$117,785
Investment contract liabilities (Note 6)		3,137	3,082
Derivative liabilities		1,676	1,756
Deferred tax liabilities		359	403
Other liabilities		11,813	11,987
Senior debentures		1,299	1,299
Subordinated debt		3,039	3,437
Total general fund liabilities		138,803	139,749
Insurance contracts for account of segregated fund holders (Note 11)		101,500	99,121
Investment contracts for account of segregated fund holders (Note 11)		6,798	7,271
Total liabilities		$247,101	$246,141
Equity
Issued share capital and contributed surplus		$10,822	$10,911
Shareholders’ retained earnings and accumulated other comprehensive income		12,012	11,410
Total shareholders’ equity		22,834	22,321
Participating policyholders’ equity		802	650
Total equity		$23,636	$22,971
Total liabilities and equity		$270,737	$269,112

Exchange rates at the end of the reporting periods:	U.S. dollars	1.29	1.26

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on November 7, 2018.

Dean A. Connor	Sara G. Lewis
President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2018	39

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2018	September 30, 2017
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 10)
Balance, beginning of period	8,582	8,614
Stock options exercised	16	7
Common shares purchased for cancellation	(109)	(26)
Common shares issued as consideration for business acquisition	4	–
Balance, end of period	8,493	8,595
Contributed surplus
Balance, beginning of period	72	72
Share-based payments	3	3
Stock options exercised	(3)	(1)
Balance, end of period	72	74
Retained earnings
Balance, beginning of period, as previously reported	10,305	9,360
Adjustment for change in accounting policy (Note 2)	(44)	–
Balance, beginning of period, after change in accounting policy	10,261	9,360
Net income (loss)	2,013	2,012
Dividends on common shares	(853)	(792)
Dividends on preferred shares	(71)	(70)
Common shares purchased for cancellation (Note 10)	(297)	(62)
Transfer from accumulated other comprehensive income (loss)	–	(13)
Transfer from participating policyholders’ equity (Note 10)	89	–
Balance, end of period	11,142	10,435
Accumulated other comprehensive income (loss), net of taxes (Note 14)
Balance, beginning of period	1,105	1,653
Total other comprehensive income (loss) for the period	(235)	(729)
Transfer to retained earnings	–	13
Balance, end of period	870	937
Total shareholders’ equity, end of period	$22,834	$22,298
Participating policyholders:
Balance, beginning of period	$650	$412
Net income (loss) (Note 10)	239	229
Total other comprehensive income (loss) for the period (Note 14)	2	(8)
Transfer to retained earnings (Note 10)	(89)	–
Total participating policyholders’ equity, end of period	$802	$633
Total equity	$23,636	$22,931

The attached notes form part of these Interim Consolidated Financial Statements.

40	Sun Life Financial Inc.	Third Quarter 2018	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$1,061	$1,059	$2,737	$2,609
Adjustments:
Interest expense related to financing activities	62	60	185	185
Increase (decrease) in insurance and investment contract liabilities	(967)	(718)	(1,363)	2,229
Decrease (increase) in reinsurance assets	234	498	189	798
Realized and unrealized (gains) losses and foreign currency changes on invested assets	1,285	933	3,161	(1,147)
Sales, maturities and repayments of invested assets	13,643	13,501	46,751	39,556
Purchases of invested assets	(14,084)	(14,501)	(48,602)	(42,382)
Income taxes received (paid)	(41)	(88)	(189)	(316)
Mortgage securitization (Note 4)	–	21	39	214
Other operating activities	(75)	(135)	(957)	(412)
Net cash provided by (used in) operating activities	1,118	630	1,951	1,334
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(29)	(40)	(34)	(134)
Investment in and transactions with joint ventures and associates	(10)	(5)	(13)	(100)
Dividends received from joint ventures and associates	14	–	34	17
Other investing activities	(32)	(21)	(134)	19
Net cash provided by (used in) investing activities	(57)	(66)	(147)	(198)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(8)	(14)	(29)	(41)
Redemption of senior debentures and subordinated debt (Note 10)	–	–	(400)	(800)
Issuance of common shares on exercise of stock options	3	3	13	6
Common shares purchased for cancellation (Note 10)	(200)	(88)	(406)	(88)
Dividends paid on common and preferred shares	(307)	(288)	(911)	(858)
Interest expense paid	(75)	(66)	(208)	(218)
Net cash provided by (used in) financing activities	(587)	(453)	(1,941)	(1,999)
Changes due to fluctuations in exchange rates	(66)	(104)	48	(215)
Increase (decrease) in cash and cash equivalents	408	7	(89)	(1,078)
Net cash and cash equivalents, beginning of period	5,459	5,424	5,956	6,509
Net cash and cash equivalents, end of period	5,867	5,431	5,867	5,431
Short-term securities, end of period	2,126	2,462	2,126	2,462
Net cash, cash equivalents and short-term securities, end of period (Note 4)	$7,993	$7,893	$7,993	$7,893

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2018	41

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2017 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2017 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2. Changes in Accounting Policies

New and Amended International Financial Reporting Standards Adopted in 2018

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations. Amendments to IFRS 15 were issued in September 2015 and April 2016. IFRS 15 establishes principles about the nature, amount, timing, and uncertainty of revenue arising from contracts with customers. IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. Insurance contracts and revenues arising from those contracts, primarily premium revenue, are not within the scope of this standard. Revenues from service contracts and service components of investment contracts (which are treated as service contracts) that are reported in Fee income and primarily arise from our asset management businesses are within the scope of IFRS 15. IFRS 15 also provides guidance related to the costs to obtain and to fulfill a contract. We adopted IFRS 15 on a cumulative retrospective basis and recognized differences on transition to IFRS 15 as at January 1, 2018 in retained earnings. Our accounting policies under IFRS 15 are as follows:

Fee income is generated from insurance contracts and service contracts.

Fee income from insurance contracts includes fees from segregated fund contracts, guarantee fees and other fees associated with insurance contracts and is typically recognized as revenue when services are rendered.

Fee income from service contracts represents fees associated with non-insurance contracts with customers, and includes Distribution fees, Fund management and other asset-based fees, and Administrative services and other fees. Distribution fees includes fees earned from the distribution of investment products and other intermediary activities. Fund management and other asset-based fees includes fees earned from investment management services. Administrative services and other fees includes fees earned from contract administration and other management services. Fee income from service contracts is typically recognized as revenue when services are rendered at either a point in time or over time. The majority of fee income from service contracts is comprised of variable consideration which is based on a percentage of assets under management or another variable metric and is recognized as revenue when it is highly probable that a significant reversal in the amount of the revenue recognized will not occur.

Additional disclosure on revenue from contracts with customers is included in Note 8.

As a result of the adoption of IFRS 15, we derecognized a portion of our deferred acquisition costs (previously recognized in Other assets) and the related deferred tax liability on our Consolidated Statements of Financial Position, which reduced opening retained earnings by $44 on an after-tax basis as at January 1, 2018.

In September 2016, the IASB issued Amendments to IFRS 4 to allow insurance entities whose predominant activities are to issue contracts within the scope of IFRS 4 Insurance Contracts an optional temporary exemption from applying IFRS 9 Financial Instruments until 2021 (“deferral approach”). We qualify and elected the deferral approach permitted under the amendments. Consequently, we will continue to apply IAS 39 Financial Instruments: Recognition and Measurement, the existing financial instrument standard until 2021.

The following new and amended IFRS are effective for annual periods beginning on or after January 1, 2018, and did not have a material impact on our Interim Consolidated Financial Statements:

In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions, which amends IFRS 2 Share-based Payment. The amendments clarify how to account for certain types of share-based payment transactions, such as the

42	Sun Life Financial Inc.	Third Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments. These amendments are applicable to awards granted on or after that date and to unvested and vested but unexercised awards outstanding at that date. These amendments were applied prospectively.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which includes minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 28 Investments in Associates and Joint Ventures.

In December 2016, the IASB issued Transfers of Investment Property (Amendments to IAS 40). The amendments to IAS 40 Investment Property clarify that an entity shall transfer property to, or from, investment property when, and only when, there is evidence of a change in use.

In December 2016, the IASB issued IFRIC 22 Foreign Currency Transactions and Advance Consideration (“IFRIC 22”), which was developed by the IFRS Interpretations Committee. IFRIC 22 clarifies that for purposes of determining the exchange rate in transactions which include the receipt or payment of advance consideration in a foreign currency, the date of the transaction is the date of initial recognition of the non-monetary prepayment asset or deferred income liability.

Amended International Financial Reporting Standards Issued in 2018

In March 2018, the IASB issued a revised Conceptual Framework for Financial Reporting (“2018 Conceptual Framework”), which replaces the Conceptual Framework for Financial Reporting issued in 2010. The 2018 Conceptual Framework includes revised definitions of an asset and a liability, as well as new guidance on measurement, derecognition, presentation and disclosure. The 2018 Conceptual Framework is effective for annual periods beginning on or after January 1, 2020. We are currently assessing the impact the adoption of this framework will have on our Consolidated Financial Statements.

In October 2018, the IASB issued Definition of a Business, which amends IFRS 3 Business Combinations. The amendments clarify the definition of a business to assist entities in determining whether a transaction represents a business combination or an acquisition of assets. The amendments are effective for annual periods beginning on or after January 1, 2020, to be applied prospectively.

Assessment of Impact on IFRS 16 Leases (“IFRS 16”)

IFRS 16, which replaces IAS 17 Leases, and related interpretations, sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. For lessees, IFRS 16 removes the classification of leases as either operating or financing and requires that all leases be recognized on the statement of financial position, with certain exemptions allowed by this new standard. The accounting for lessors is substantially unchanged. The standard is effective for annual periods beginning on or after January 1, 2019, to be applied retrospectively, or on a modified retrospective basis. We will be adopting IFRS 16 on a modified retrospective basis. We have made significant progress in identifying lease contracts within the scope of this standard and are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

3. Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom business unit (“SLF U.K.”) and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Effective the first quarter of 2018, a change in the organizational and reporting structure resulted in the International business unit being transferred from the SLF U.S. reportable segment to the SLF Asia reportable segment. Consequently, approximately $10,000 of insurance contract liabilities pertaining to individual non-participating life and health policies is transferred from SLF U.S. to SLF Asia, along with the associated assets. The information reported to the Chief Operating Decision Maker now includes the results of the International business unit in the SLF Asia reporting package and the segmental information presented in these Interim Consolidated Financial Statements now includes the results of the International business unit in the SLF Asia reportable segment. In accordance with IFRS 8 Operating Segments, the segmental information for prior reporting periods has been restated to conform with current period presentation.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2018	43

Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and product distribution fees paid by SLF Asset Management to SLF Asia. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Results by segment for the three months ended September 30, 2018 and September 30, 2017 are as follows:

	SLF Canada	SLF U.S.(1)	SLF Asset Management	SLF Asia(1)	Corporate	Consolidation adjustments	Total
2018
Gross premiums:
Annuities	$608	$–	$–	$–	$5	$–	$613
Life insurance	1,129	404	–	458	24	–	2,015
Health insurance	1,335	955	–	6	4	–	2,300
Total gross premiums	3,072	1,359	–	464	33	–	4,928
Less: ceded premiums	350	145	–	57	7	–	559
Net investment income (loss)	(53)	159	9	72	(50)	(8)	129
Fee income	305	19	1,041	130	36	(31)	1,500
Total revenue	2,974	1,392	1,050	609	12	(39)	5,998
Less:
Total benefits and expenses	2,183	1,733	731	426	(97)	(39)	4,937
Income tax expense (benefit)	176	(75)	78	14	(9)	–	184
Total net income (loss)	$615	$(266)	$241	$169	$118	$–	$877
Less: Net income (loss) attributable to participating policyholders	280	1	–	5	–	–	286
Shareholders’ net income (loss)	$335	$(267)	$241	$164	$118	$–	$591
2017
Gross premiums:
Annuities	$567	$–	$–	$–	$7	$–	$574
Life insurance	1,067	414	–	541	24	–	2,046
Health insurance	1,251	862	–	4	4	–	2,121
Total gross premiums	2,885	1,276	–	545	35	–	4,741
Less: ceded premiums	974	(2)	–	46	7	–	1,025
Net investment income (loss)	(375)	367	11	354	52	(14)	395
Fee income	271	49	987	124	30	(17)	1,444
Total revenue	1,807	1,694	998	977	110	(31)	5,555
Less:
Total benefits and expenses	1,388	1,602	715	741	81	(31)	4,496
Income tax expense (benefit)	80	19	98	11	1	–	209
Total net income (loss)	$339	$73	$185	$225	$28	$–	$850
Less: Net income (loss) attributable to participating policyholders	(1)	1	–	9	–	–	9
Shareholders’ net income (loss)	$340	$72	$185	$216	$28	$–	$841

(1)	Balances in 2017 have been changed to conform with current period presentation as a result of the resegmentation described in Note 3.

44	Sun Life Financial Inc.	Third Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the nine months ended September 30, 2018 and September 30, 2017 are as follows:

	SLF Canada	SLF U.S.(1)	SLF Asset Management	SLF Asia(1)	Corporate	Consolidation adjustments	Total
2018
Gross premiums:
Annuities	$1,936	$–	$–	$–	$16	$–	$1,952
Life insurance	3,461	1,213	–	1,550	70	–	6,294
Health insurance	3,969	2,800	–	21	10	–	6,800
Total gross premiums	9,366	4,013	–	1,571	96	–	15,046
Less: ceded premiums	1,108	429	–	163	17	–	1,717
Net investment income (loss)	1,369	(99)	10	(246)	(9)	(20)	1,005
Fee income	907	52	3,111	393	115	(95)	4,483
Total revenue	10,534	3,537	3,121	1,555	185	(115)	18,817
Less:
Total benefits and expenses	9,127	3,683	2,241	1,081	63	(115)	16,080
Income tax expense (benefit)	294	(45)	215	37	(16)	–	485
Total net income (loss)	$1,113	$(101)	$665	$437	$138	$–	$2,252
Less: Net income (loss) attributable to participating policyholders	267	(35)	–	7	–	–	239
Shareholders’ net income (loss)	$846	$(66)	$665	$430	$138	$–	$2,013
2017
Gross premiums:
Annuities	$1,806	$–	$–	$–	$20	$–	$1,826
Life insurance	3,254	1,305	–	1,696	69	–	6,324
Health insurance	3,658	2,695	–	16	11	–	6,380
Total gross premiums	8,718	4,000	–	1,712	100	–	14,530
Less: ceded premiums	2,876	274	–	158	19	–	3,327
Net investment income (loss)	2,073	1,431	35	1,407	279	(64)	5,161
Fee income	817	87	2,993	391	88	(54)	4,322
Total revenue	8,732	5,244	3,028	3,352	448	(118)	20,686
Less:
Total benefits and expenses	7,531	5,428	2,205	2,631	400	(118)	18,077
Income tax expense (benefit)	203	(106)	284	45	(58)	–	368
Total net income (loss)	$998	$(78)	$539	$676	$106	$–	$2,241
Less: Net income (loss) attributable to participating policyholders	207	3	–	19	–	–	229
Shareholders’ net income (loss)	$791	$(81)	$539	$657	$106	$–	$2,012

(1)	Balances in 2017 have been changed to conform with current period presentation as a result of the resegmentation described in Note 3.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2018	45

4. Total Invested Assets and Related Net Investment Income

4.A Asset Classification

The carrying values of our Debt securities, Equity securities, and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other	(1)	Total
September 30, 2018
Debt securities	$58,209	$12,867	$–		$71,076
Equity securities	$4,334	$627	$–		$4,961
Other invested assets	$2,610	$599	$1,337		$4,546

December 31, 2017
Debt securities	$59,967	$12,652	$–		$72,619
Equity securities	$5,078	$942	$–		$6,020
Other invested assets	$2,211	$562	$1,381		$4,154

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

4.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Fair value change:
Cash, cash equivalents and short-term securities	$(1)	$(1)	$3	$–
Debt securities	(1,205)	(1,160)	(3,011)	381
Equity securities	(26)	134	10	256
Derivative investments	8	231	(709)	642
Other invested assets	(2)	(25)	39	17
Total change in fair value through profit or loss assets and liabilities	(1,226)	(821)	(3,668)	1,296
Fair value changes on investment properties	92	82	329	162
Foreign exchange gains (losses)(1)	(170)	(235)	54	(465)
Realized gains (losses) on property and equipment(2)	–	–	28	–
Fair value and foreign currency changes on assets and liabilities	$(1,304)	$(974)	$(3,257)	$993

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

(2)	In 2018, we sold and leased back a property in Waterloo, Ontario. The transaction qualified as a sale and operating lease and as a result, we recognized a gain of $28.

4.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $3 and $8 for the three and nine months ended September 30, 2018, respectively ($3 and $4 for the three and nine months ended September 30, 2017).

46	Sun Life Financial Inc.	Third Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	September 30, 2018	December 31, 2017	September 30, 2017
Cash	$1,776	$1,504	$1,440
Cash equivalents	4,294	4,592	4,161
Short-term securities	2,126	2,794	2,462
Cash, cash equivalents and short-term securities	8,196	8,890	8,063
Less: Bank overdraft, recorded in Other liabilities	203	140	170
Net cash, cash equivalents and short-term securities	$7,993	$8,750	$7,893

4.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2017 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at September 30, 2018 are $1,259 and $1,229, respectively ($1,283 and $1,267 respectively, as at December 31, 2017). The carrying value and fair value of the associated liabilities as at September 30, 2018 are $1,394 and $1,363, respectively ($1,355 and $1,346 respectively, as at December 31, 2017). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at September 30, 2018 and December 31, 2017 are $135 and $75, respectively. There are no cash and cash equivalents in the PRA as at September 30, 2018 and December 31, 2017.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2017 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at September 30, 2018 and December 31, 2017.

4.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2017 Annual Consolidated Financial Statements.

4.F.i Fair Value Hierarchy

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	September 30, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$7,330	$866	$–	$8,196	$7,683	$1,207	$–	$8,890
Debt securities – fair value through profit or loss	939	56,941	329	58,209	1,103	58,447	417	59,967
Debt securities – available-for-sale	1,225	11,524	118	12,867	818	11,698	136	12,652
Equity securities – fair value through profit or loss	2,387	1,762	185	4,334	3,379	1,532	167	5,078
Equity securities – available-for-sale	421	172	34	627	710	194	38	942
Derivative assets	17	1,168	–	1,185	27	1,451	–	1,478
Other invested assets	990	129	2,090	3,209	912	140	1,721	2,773
Investment properties	–	–	7,270	7,270	–	–	7,067	7,067
Total invested assets	$13,309	$72,562	$10,026	$95,897	$14,632	$74,669	$9,546	$98,847
Investments for account of segregated fund holders	26,336	80,493	1,469	108,298	27,481	77,757	1,154	106,392
Total assets measured at fair value	$39,645	$153,055	$11,495	$204,195	$42,113	$152,426	$10,700	$205,239
Liabilities
Investment contract liabilities	$–	$–	$3	$3	$–	$–	$3	$3
Derivative liabilities	7	1,669	–	1,676	5	1,751	–	1,756
Total liabilities measured at fair value	$7	$1,669	$3	$1,679	$5	$1,751	$3	$1,759

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2018	47

Debt securities – fair value through profit or loss consist of the following:

As at	September 30, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$3,445	$15	$3,460	$–	$3,351	$15	$3,366
Canadian provincial and municipal government	–	11,680	14	11,694	–	12,142	16	12,158
U.S. government and agency	939	113	2	1,054	1,103	125	3	1,231
Other foreign government	–	4,584	34	4,618	–	5,318	43	5,361
Corporate	–	33,291	226	33,517	–	33,864	306	34,170
Asset-backed securities:
Commercial mortgage-backed securities	–	1,347	2	1,349	–	1,459	1	1,460
Residential mortgage-backed securities	–	1,712	–	1,712	–	1,625	–	1,625
Collateralized debt obligations	–	87	13	100	–	55	–	55
Other	–	682	23	705	–	508	33	541
Total debt securities – fair value through profit or loss	$939	$56,941	$329	$58,209	$1,103	$58,447	$417	$59,967

Debt securities – available-for-sale consist of the following:

As at	September 30, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,915	$–	$1,915	$–	$1,832	$–	$1,832
Canadian provincial and municipal government	–	1,163	–	1,163	–	1,138	–	1,138
U.S. government and agency	1,225	–	–	1,225	818	–	–	818
Other foreign government	–	693	1	694	–	752	–	752
Corporate	–	5,080	40	5,120	–	5,838	56	5,894
Asset-backed securities:
Commercial mortgage-backed securities	–	769	–	769	–	744	–	744
Residential mortgage-backed securities	–	397	–	397	–	398	–	398
Collateralized debt obligations	–	667	67	734	–	345	69	414
Other	–	840	10	850	–	651	11	662
Total debt securities – available-for-sale	$1,225	$11,524	$118	$12,867	$818	$11,698	$136	$12,652

There were no significant transfers between Level 1 and Level 2 for the three and nine months ended September 30, 2018 and September 30, 2017.

48	Sun Life Financial Inc.	Third Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables provide reconciliations of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
September 30, 2018
Beginning balance	$388	$130	$186	$33	$1,897	$7,337	$9,971	$1,360	$11,331
Included in net income(1)(3)(5)	(5)	2	(2)	–	(6)	74	63	13	76
Included in OCI(3)	–	(5)	–	–	(2)	–	(7)	–	(7)
Purchases	31	39	3	–	238	135	446	125	571
Sales	(16)	–	–	–	(28)	(248)	(292)	(9)	(301)
Settlements	(1)	–	–	–	–	–	(1)	(1)	(2)
Transfers into Level 3(2)	–	–	–	–	–	–	–	–	–
Transfers (out) of Level 3(2)	(65)	(47)	–	–	–	–	(112)	(5)	(117)
Foreign currency translation(4)	(3)	(1)	(2)	1	(9)	(28)	(42)	(14)	(56)
Ending balance	$329	$118	$185	$34	$2,090	$7,270	$10,026	$1,469	$11,495
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(5)	$–	$(2)	$–	$(5)	$46	$34	$12	$46
September 30, 2017
Beginning balance	$514	$112	$149	$7	$1,581	$6,982	$9,345	$1,011	$10,356
Included in net income(1)(3)(5)	(8)	–	(4)	–	(44)	63	7	5	12
Included in OCI(3)	–	1	–	–	4	–	5	–	5
Purchases	23	57	26	–	151	92	349	38	387
Sales	(19)	–	–	–	(67)	(37)	(123)	(3)	(126)
Settlements	(31)	(3)	–	–	–	–	(34)	–	(34)
Transfers into Level 3(2)(6)	124	–	–	–	–	–	124	–	124
Transfers (out) of Level 3(2)	(80)	(47)	–	–	–	–	(127)	–	(127)
Foreign currency translation(4)	(8)	(2)	(3)	(1)	(10)	(66)	(90)	(7)	(97)
Ending balance	$515	$118	$168	$6	$1,615	$7,034	$9,456	$1,044	$10,500
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(5)	$–	$(4)	$–	$(42)	$67	$16	$2	$18

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2018	49

For the nine months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
September 30, 2018
Beginning balance	$417	$136	$167	$38	$1,721	$7,067	$9,546	$1,154	$10,700
Included in net income(1)(3)(5)	(13)	–	8	–	32	274	301	22	323
Included in OCI(3)	–	(5)	–	(6)	(8)	–	(19)	–	(19)
Purchases	92	141	8	1	491	467	1,200	327	1,527
Sales	(48)	–	–	(1)	(157)	(585)	(791)	(25)	(816)
Settlements	(14)	–	–	(1)	–	–	(15)	(1)	(16)
Transfers into Level 3(2)	11	13	–	1	–	–	25	4	29
Transfers (out) of Level 3(2)	(117)	(167)	–	–	–	–	(284)	(5)	(289)
Foreign currency translation(4)	1	–	2	2	11	47	63	(7)	56
Ending balance	$329	$118	$185	$34	$2,090	$7,270	$10,026	$1,469	$11,495
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(6)	$–	$9	$–	$32	$261	$296	$17	$313
September 30, 2017
Beginning balance	$442	$191	$144	$7	$1,544	$6,592	$8,920	$865	$9,785
Included in net income(1)(3)(5)	(9)	(1)	8	–	(59)	126	65	37	102
Included in OCI(3)	–	–	–	–	16	–	16	–	16
Purchases	178	133	35	–	339	283	968	185	1,153
Sales	(40)	(1)	(7)	–	(255)	(97)	(400)	(38)	(438)
Settlements	(65)	(5)	(7)	–	–	–	(77)	(1)	(78)
Transfers into Level 3(2)(6)	204	–	–	–	49	259	512	–	512
Transfers (out) of Level 3(2)	(176)	(195)	–	–	–	–	(371)	(1)	(372)
Foreign currency translation(4)	(19)	(4)	(5)	(1)	(19)	(129)	(177)	(3)	(180)
Ending balance	$515	$118	$168	$6	$1,615	$7,034	$9,456	$1,044	$10,500
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(3)	$–	$9	$–	$(57)	$143	$92	$25	$117

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)

Investment properties included in net income is comprised of fair value changes on investment properties of $92 and $329 for the three and nine months ended September 30, 2018, respectively ($82 and $162 for the three and nine months ended September 30, 2017, respectively) net of amortization of leasing commissions and tenant inducements of $18 and $55 for the three and nine months ended September 30, 2018, respectively ($19 and $36 for the three and nine months ended September 30, 2017, respectively).

(6)

Transfers into Level 3 in Investment properties includes the reclassification of our former head office location previously classified as owner-occupied with a market value of $259 from Other assets to Investment properties. The reclassification recognized a revaluation surplus of $172, which was recorded as an increase of $139 of accumulated other comprehensive income, net of taxes of $33.

50	Sun Life Financial Inc.	Third Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2017 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2018. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

6. Insurance Contract Liabilities and Investment Contract Liabilities

6.A Insurance Contract Liabilities

6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended September 30, 2018			For the three months ended September 30, 2017
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$112,539	$3,671	$108,868	$109,906	$4,124	$105,782
Change in balances on in-force policies	(1,074)	(120)	(954)	(1,107)	(475)	(632)
Balances arising from new policies	551	24	527	546	48	498
Method and assumption changes	(419)	(138)	(281)	(166)	(71)	(95)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(942)	(234)	(708)	(727)	(498)	(229)
Foreign exchange rate movements	(968)	(54)	(914)	(1,717)	(126)	(1,591)
Balances before Other policy liabilities and assets	110,629	3,383	107,246	107,462	3,500	103,962
Other policy liabilities and assets	6,851	554	6,297	6,535	624	5,911
Total Insurance contract liabilities and Reinsurance assets, end of period	$117,480	$3,937	$113,543	$113,997	$4,124	$109,873

	For the nine months ended September 30, 2018			For the nine months ended September 30, 2017
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$111,091	$3,503	$107,588	$108,411	$4,541	$103,870
Change in balances on in-force policies	(3,424)	(165)	(3,259)	789	(728)	1,517
Balances arising from new policies	2,490	91	2,399	2,188	109	2,079
Method and assumption changes	(395)	(115)	(280)	(788)	(179)	(609)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(1,329)	(189)	(1,140)	2,189	(798)	2,987
Foreign exchange rate movements	867	69	798	(3,138)	(243)	(2,895)
Balances before Other policy liabilities and assets	110,629	3,383	107,246	107,462	3,500	103,962
Other policy liabilities and assets	6,851	554	6,297	6,535	624	5,911
Total Insurance contract liabilities and Reinsurance assets, end of period	$117,480	$3,937	$113,543	$113,997	$4,124	$109,873

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2018	51

6.A.ii Impact of Method and Assumption Changes

Impacts of method and assumption changes on Insurance contract liabilities net of Reinsurance assets are as follows:

	For the three months ended September 30, 2018	For the nine months ended September 30, 2018	Description
Mortality / Morbidity	$(319)	$(320)	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality in SLF Asia International, SLF Canada Group Retirement Services and SLF U.K.
Lapse and other policyholder behaviour	564	563	Updates to lapse and other policyholder behaviour in all jurisdictions. The largest items, which all had unfavourable impacts, were updated lapse assumptions in SLF U.S. and SLF Asia International.
Expense	17	12	Updates to reflect expense experience in all jurisdictions including updates to SLF Canada participating life accounts.
Investment returns	(327)	(328)	Updates to various investment-related assumptions across the Company including updates to SLF Canada participating life accounts.
Model enhancements and other	(216)	(207)	Various enhancements and methodology changes across all jurisdictions. The largest items were a favourable change to the participating provisions for adverse deviations in SLF Canada and SLF U.S., partially offset by a change in reinsurance provisions in SLF U.S.
Total impact	$(281)	$(280)

	For the three months ended September 30, 2017	For the nine months ended September 30, 2017	Description
Mortality / Morbidity	$(275)	$(275)	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality in SLF U.S. In-force Management and SLF Asia International insurance and favourable mortality improvement in SLF U.K.
Lapse and other policyholder behaviour	134	134	Updates to reflect lapse and other policyholder behaviour experience in all jurisdictions. The largest items were lower lapse rates on lapse supported business in SLF U.S. and updated lapse assumptions in SLF Canada’s individual insurance business.
Expense	84	75	Updates to reflect expense experience in all jurisdictions. The largest items were a refinement to the allocation of expenses in SLF Canada and increased expenses in the closed block of business in SLF Asia International wealth.
Investment returns	(66)	(66)	Updates to various investment related assumptions across the Company. This included a reduction of the provision for investment risk in SLF Canada and other updated investment related assumptions, offset partially by updates to promulgated ultimate reinvestment rates.
Model enhancements and other	28	(477)	Various enhancements and methodology changes across all jurisdictions. The nine months ended September 30, 2017, includes the Q2 2017 favourable impact on actuarial liabilities from the resolution of tax uncertainties in a U.S. subsidiary, partially offset by increases in general provisions for the risk related to changes in reinsurance market conditions, and the Q1 2017 update to the SLF Canada participating individual life business to reflect mortality experience.
Total impact	$(95)	$(609)

52	Sun Life Financial Inc.	Third Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.B Investment Contract Liabilities

6.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended September 30, 2018		For the three months ended September 30, 2017
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$3	$2,619	$3	$2,440
Deposits	–	124	–	85
Interest	–	13	–	13
Withdrawals	–	(126)	–	(78)
Fees	–	(1)	–	(1)
Other	–	5	–	5
Changes in assumptions	–	–	–	3
Foreign exchange rate movements	–	–	–	(1)
Balances, end of period	$3	$2,634	$3	$2,466

	For the nine months ended September 30, 2018		For the nine months ended September 30, 2017
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$3	$2,517	$3	$2,305
Deposits	–	370	–	360
Interest	–	39	–	36
Withdrawals	–	(301)	–	(248)
Fees	–	(6)	–	(4)
Other	–	15	–	14
Changes in assumptions	–	–	–	3
Foreign exchange rate movements	–	–	–	–
Balances, end of period	$3	$2,634	$3	$2,466

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Balances, beginning of period	$547	$593	$562	$605
Change in liabilities on in-force policies	(38)	(7)	(73)	–
Liabilities arising from new policies	–	–	–	1
Increase (decrease) in liabilities	(38)	(7)	(73)	1
Foreign exchange rate movements	(9)	(20)	11	(40)
Balances, end of period	$500	$566	$500	$566

6.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Maturities and surrenders	$670	$576	$1,925	$1,756
Annuity payments	468	463	1,402	1,378
Death and disability benefits	909	823	2,999	2,895
Health benefits	1,592	1,512	4,751	4,590
Policyholder dividends and interest on claims and deposits	269	233	807	844
Total gross claims and benefits paid	$3,908	$3,607	$11,884	$11,463

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2018	53

7. Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Recovered claims and benefits	$439	$854	$1,385	$2,781
Commissions	18	20	54	60
Reserve adjustments	(1)	96	24	182
Operating expenses and other	20	91	60	268
Reinsurance (expenses) recoveries	$476	$1,061	$1,523	$3,291

8. Fee Income

Fee income consists of the following:

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2017(1)	September 30, 2018	September 30, 2017(1)
Fee income from insurance contracts	$238	$212	$708	$649
Fee income from service contracts:
Distribution fees	211	210	631	652
Fund management and other asset-based fees	871	841	2,601	2,527
Administrative service and other fees	180	181	543	494
Total fee income	$1,500	$1,444	$4,483	$4,322

(1)	Balances in 2017 have been changed to conform with current period presentation as a result of the adoption of IFRS 15 described in Note 2.

Distribution fees and Fund management and other asset-based fees are primarily earned in the SLF Asset Management segment. Administrative service and other fees are primarily earned in the SLF Canada segment. The fee income by reportable segment is presented in Note 3.

9. Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the nine months ended
	September 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
		%		%		%		%
Total net income (loss)	$877		$850		$2,252		$2,241
Add: Income tax expense (benefit)	184		209		485		368
Total net income (loss) before income taxes	$1,061		$1,059		$2,737		$2,609
Taxes at the combined Canadian federal and provincial statutory income tax rate	$284	26.8	$283	26.8	$732	26.8	$698	26.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(69)	(6.5)	(51)	(4.8)	(158)	(5.8)	(198)	(7.6)
Tax (benefit) cost of unrecognized tax losses and tax credits	4	0.3	–	–	4	0.1	–	–
Tax exempt investment income	(40)	(3.8)	(58)	(5.5)	(98)	(3.6)	(145)	(5.6)
Adjustments in respect of prior periods, including resolution of tax disputes	5	0.5	34	3.1	(1)	–	(2)	(0.1)
Other	–	–	1	0.1	6	0.2	15	0.6
Total tax expense (benefit) and effective income tax rate	$184	17.3	$209	19.7	$485	17.7	$368	14.1

54	Sun Life Financial Inc.	Third Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 30%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% (rounded to 26.8% in the table above) reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment income includes tax rate differences related to various types of investment income that are taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three months ended September 30, 2018 relate primarily to the resolution of finalization of prior years Canadian and U.S. tax filings, and for the nine months ended September 30, 2018, include the resolution of tax audits in Canada and Asia. In 2017, the adjustments related to the resolution of tax audits in Canada and the U.S., as well as the finalization of tax filings.

Tax (benefit) cost of unrecognized tax losses/tax credits reflects unrecognized losses in Asia.

Other for the three and nine months ended September 30, 2018 and September 30, 2017 primarily reflects withholding taxes on distributions from our foreign subsidiaries. In 2018, the withholding taxes have largely been offset by the benefit relating to investments in joint ventures in Asia.

10. Capital Management

10.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2017 Annual Consolidated Financial Statements.

Effective January 1, 2018, the Office of the Superintendent of Financial Institutions (“OSFI”) has replaced the Minimum Continuing Capital and Surplus Requirements capital adequacy guideline with the Life Insurance Capital Adequacy Test (“LICAT”). SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at September 30, 2018, SLF Inc.’s LICAT ratio exceeded OSFI’s regulatory minimum target. Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at September 30, 2018, Sun Life Assurance’s LICAT ratio exceeded OSFI’s minimum regulatory target; as well, it also exceeded OSFI’s supervisory target applicable to operating life insurance companies.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at September 30, 2018. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at September 30, 2018.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2018	55

10.B Significant Capital Transactions

10.B.i Common Shares

Changes in common shares issued and outstanding were as follows:

	For the nine months ended
	September 30, 2018			September 30, 2017
Common shares (in millions of shares)	Number of shares		Amount	Number of shares	Amount
Balance, beginning of period	610.5		$8,582	613.6	$8,614
Stock options exercised	0.4		16	0.1	7
Common shares purchased for cancellation(1)	(7.7	)(2)	(109)	(1.8)	(26)
Common shares issued as consideration for business acquisition	0.1		4	–	–
Balance, end of period	603.3		$8,493	611.9	$8,595

(1)

On August 14, 2018 and August 14, 2017, SLF Inc. launched normal course issuer bids to purchase and cancel up to 14 million common shares between August 14, 2018 and August 13, 2019 and 11.5 million common shares between August 14, 2017 and August 13, 2018, respectively. Common shares purchased for cancellation are purchased through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges, and/or alternative Canadian trading platforms, at prevailing market rates, or by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities at a discount to the prevailing market price. In the nine months ended September 30, 2018, the common shares purchased and cancelled under these programs were purchased at an average price per share of $52.91 for a total amount of $406. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

(2)

1.1 million shares were purchased pursuant to a third-party share repurchase program under an issuer bid exemption order at a discount to the prevailing market price of the common shares on the Toronto Stock Exchange.

10.B.ii Subordinated Debt

On January 30, 2018, SLF Inc. redeemed all of the outstanding $400 principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest to that date.

10.C Participating Account Seed Capital

In the first quarter of 2018, with OSFI’s approval, seed capital, together with interest earned since demutualization, was transferred from the participating account to the shareholder account. The transfer of seed capital is recorded on our Consolidated Statements of Changes in Equity as a Transfer from participating policyholders’ equity totaling $89, comprised of $50 in SLF Canada and $39 (US$30) in SLF U.S. The transfer of interest on seed capital is included as a reduction in Participating policyholders’ net income (loss) and an increase in Shareholders’ net income (loss) totaling $110, on a pre- and post-tax basis, comprised of $75 in SLF Canada and $35 (US$28) in SLF U.S. At the time of demutualization, OSFI required shareholders to transfer seed capital into the participating account to support participating insurance policies sold after demutualization. It was anticipated that over time the seed capital would no longer be needed and that the seed capital and accumulated interest would be returned to the shareholders, subject to OSFI’s approval. The transfer has no impact on regulatory capital requirements, and will have no adverse impact on the policy dividends or security of benefits of participating policyholders.

11. Segregated Funds

11.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	September 30, 2018	December 31, 2017
Segregated and mutual fund units	$94,353	$91,637
Equity securities	10,066	10,799
Debt securities	3,274	3,517
Cash, cash equivalents and short-term securities	623	457
Investment properties	381	374
Mortgages	18	20
Other assets	146	147
Total assets	$108,861	$106,951
Less: Liabilities arising from investing activities	563	559
Total investments for account of segregated fund holders	$108,298	$106,392

56	Sun Life Financial Inc.	Third Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Balances, beginning of period	$101,496	$94,967	$7,196	$7,099
Additions to segregated funds:
Deposits	2,671	2,214	21	21
Net transfer (to) from general funds	(65)	(41)	–	–
Net realized and unrealized gains (losses)	(56)	381	(105)	66
Other investment income	603	598	49	45
Total additions	$3,153	$3,152	$(35)	$132
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,512	2,240	138	160
Management fees	254	239	13	13
Taxes and other expenses	67	61	2	1
Foreign exchange rate movements	316	297	210	102
Total deductions	$3,149	$2,837	$363	$276
Net additions (deductions)	4	315	(398)	(144)
Balances, end of period	$101,500	$95,282	$6,798	$6,955

	Insurance contracts		Investment contracts
For the nine months ended	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Balances, beginning of period	$99,121	$90,388	$7,271	$6,779
Additions to segregated funds:
Deposits	8,727	8,112	63	66
Net transfers (to) from general funds	(156)	(56)	–	–
Net realized and unrealized gains (losses)	1,558	3,616	(119)	527
Other investment income	1,171	1,541	146	134
Total additions	$11,300	$13,213	$90	$727
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	7,803	6,977	469	474
Management fees	754	717	44	39
Taxes and other expenses	202	193	4	8
Foreign exchange rate movements	162	432	46	30
Total deductions	$8,921	$8,319	$563	$551
Net additions (deductions)	2,379	4,894	(473)	176
Balances, end of period	$101,500	$95,282	$6,798	$6,955

12. Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2018	57

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2018
Revenue	$91	$4,872	$1,113	$(78)	$5,998
Shareholders’ net income (loss)	$591	$719	$(177)	$(542)	$591

September 30, 2017
Revenue	$107	$4,041	$1,674	$(267)	$5,555
Shareholders’ net income (loss)	$841	$643	$135	$(778)	$841

Results for the nine months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2018
Revenue	$276	$15,523	$3,058	$(40)	$18,817
Shareholders’ net income (loss)	$2,013	$1,701	$159	$(1,860)	$2,013

September 30, 2017
Revenue	$335	$16,265	$5,232	$(1,146)	$20,686
Shareholders’ net income (loss)	$2,012	$1,470	$350	$(1,820)	$2,012

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2018
Invested assets	$21,740	$138,679	$6,365	$(21,202)	$145,582
Total other general fund assets	$9,282	$21,264	$17,103	$(30,792)	$16,857
Investments for account of segregated fund holders	$–	$108,244	$54	$–	$108,298
Insurance contract liabilities	$–	$117,638	$7,964	$(8,122)	$117,480
Investment contract liabilities	$–	$3,137	$–	$–	$3,137
Total other general fund liabilities	$8,188	$22,218	$12,979	$(25,199)	$18,186

December 31, 2017
Invested assets	$23,382	$138,145	$6,531	$(21,919)	$146,139
Total other general fund assets	$7,530	$21,437	$17,152	$(29,538)	$16,581
Investments for account of segregated fund holders	$–	$106,341	$51	$–	$106,392
Insurance contract liabilities	$–	$118,003	$8,234	$(8,452)	$117,785
Investment contract liabilities	$–	$3,082	$–	$–	$3,082
Total other general fund liabilities	$8,591	$21,558	$12,822	$(24,089)	$18,882

58	Sun Life Financial Inc.	Third Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Common shareholders’ net income (loss) for basic earnings per share	$567	$817	$1,942	$1,942
Add: increase in income due to convertible instruments(1)	3	3	8	8
Common shareholders’ net income (loss) on a diluted basis	$570	$820	$1,950	$1,950
Weighted average number of common shares outstanding for basic earnings per share (in millions)	606	613	608	613
Add: dilutive impact of stock options(2) (in millions)	1	1	1	1
Add: dilutive impact of convertible instruments(1) (in millions)	4	5	4	4
Weighted average number of common shares outstanding on a diluted basis (in millions)	611	619	613	618
Basic earnings (loss) per share	$0.94	$1.33	$3.19	$3.17
Diluted earnings (loss) per share	$0.93	$1.32	$3.18	$3.16

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 1 million stock options for the three and nine months ended September 30, 2018 because these stock options were antidilutive for the period (1 million and nil for the three and nine months ended September 30, 2017, respectively).

14. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	For the three months ended September 30, 2018			For the three months ended September 30, 2017
	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Other	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,465	$(315)	$1,150	$1,330	$(471)	$–	$859
Unrealized gains (losses) on available-for-sale assets	63	(88)	(25)	340	(79)	–	261
Unrealized gains (losses) on cash flow hedges	(13)	(2)	(15)	(14)	3	–	(11)
Share of other comprehensive income (loss) in joint ventures and associates	(55)	(72)	(127)	(22)	(33)	–	(55)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(258)	11	(247)	(347)	93	–	(254)
Revaluation surplus on transfers to investment properties	145	–	145	145	–	–	145
Total	$1,347	$(466)	$881	$1,432	$(487)	$–	$945
Total attributable to:
Participating policyholders	$12	$(1)	$11	$12	$(4)	$–	$8
Shareholders	1,335	(465)	870	1,420	(483)	–	937
Total	$1,347	$(466)	$881	$1,432	$(487)	$–	$945

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2018	59

	For the nine months ended September 30, 2018			For the nine months ended September 30, 2017
	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Other		Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,012	$138	$1,150	$1,749	$(890)	$–		$859
Unrealized gains (losses) on available-for-sale assets	346	(371)	(25)	211	50	–		261
Unrealized gains (losses) on cash flow hedges	(11)	(4)	(15)	(6)	(5)	–		(11)
Share of other comprehensive income (loss) in joint ventures and associates	(31)	(96)	(127)	–	(55)	–		(55)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(347)	100	(247)	(291)	24	13	(1)	(254)
Revaluation surplus on transfers to investment properties	145	–	145	6	139	–		145
Total	$1,114	$(233)	$881	$1,669	$(737)	$13		945
Total attributable to:
Participating policyholders	$9	$2	$11	$16	$(8)	$–		$8
Shareholders	1,105	(235)	870	1,653	(729)	13		937
Total	$1,114	$(233)	$881	$1,669	$(737)	$13		$945

(1)

During the nine months ended September 30, 2017, the Company transferred cumulative remeasurement losses of $13 from accumulated other comprehensive income (loss) to retained earnings as a result of the termination and complete settlement of the defined benefit pension plan of a U.S. subsidiary within the SLF Asset Management segment.

15. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the U.K., and Asia, including federal, provincial, and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company (“MLIC”). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. In the Fehr action, the motions judge dismissed the plaintiff’s motion for certification in its entirety by way of a two-part decision released on November 12, 2015 and December 7, 2016. The plaintiffs appealed and, in a decision released on September 5, 2018, the Ontario Court of Appeal overturned part of the lower court’s decision and certified three alleged breach of contract claims related to the policies. Sun Life Assurance is seeking leave to appeal this decision to the Supreme Court of Canada. The other action (Alamwala v Sun Life Assurance Company of Canada) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

Management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or results of operations of the Company.

60	Sun Life Financial Inc.	Third Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)